

August 9, 2013

Via E-mail
Michael J. Ulrich
Vice President
Pacific Coast Oil Trust
c/o The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue
Suite 500
Austin, TX 78701

Re: **Pacific Coast Oil Trust**
        Form 10-K for Fiscal Year Ended December 31, 2012
        Filed March 29, 2013
        File No. 1-35532

Dear Mr. Ulrich:

We have reviewed your response letter dated August 1, 2013 as well as your filing and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 2. Properties, page 38

Reserves, page 38

1.   We note your response to prior comment 2 in our letter dated July 5, 2013. Please note the disclosure required by Item 1204 of Regulation S-K regarding production by final product sold and average sales price and average production cost per unit should be provided on an annual basis. Please revise your disclosure accordingly.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3611, with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Mr. Sean T. Wheeler